EURASIA DESIGN INC.
122B E. Acapulco St.
South Padre Island, TX 78597

November 5, 2010

H. Christopher Owings
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:     Eurasia Design Inc.
            File No. 333-168345

Dear Sir:

Request is hereby made for the acceleration of the effectiveness date of our Registration Statement on Form S-1, File No. 333-168345 to 4:00 P.M. EDT on November 5, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eurasia Design Inc.

By:   JOHN FERRONE
         John Ferrone
        President and Chief Executive Officer